Exhibit 99.7
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Bertrand DE LA NOUE
Sandrine SABOUREAU
Laurent KETTENMEYER
Matthieu GOT
Robert HAMMOND (U.S.)
Tel. : (1) 713-483-5070
Fax : (1) 713-483-5629
TOTAL S.A.
Capital 5.867.520.185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, November 4, 2009
Third quarter 2009 results
Main results1-2

• Third quarter adjusted net income[3]	1.9 billion euros	-54%
	2.7 billion dollars	-56%

	0.84 euros per share	-54%
	1.20 dollars per share	-56%

• First nine months adjusted net income	5.7 billion euros	-48%
	7.8 billion dollars	-54%

• First nine months net income (Group share)	6.4 billion euros	-44%
Highlights since the beginning of the third quarter 2009

•	Upstream production of 2,243 kboe/d in the third quarter 2009

•	Started up production at Tyrihans in Norway, Tombua Landana in Angola, Qatargas II Train B and Yemen LNG

•	Algerian authorities approved development plan for Timimoun gas field

•	Declaration of commerciality filed for the Itau gas field in Bolivia

•	Signed gas sales contract allowing the development of the Greater Bongkot South field in Thailand

•	Announced Gardenia-1, first oil discovery on Block 17/06 in Angola

•	Acquisition of a 43.75% interest in the UK Shetlands P967 block that includes the Tobermory gas discovery

•	Signed an agreement with KazMunaiGas to take a 17% interest in the development of the Khvalynskoye gas field in the Caspian Sea

•	Creation of joint research partnerships with IMEC and the French National Center for Scientific Research together with l’Ecole Polytechnique to focus on solar photovoltaic technology

[1]	percent changes are relative to the same period 2008.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.4303 $/€ in the 3rd quarter 2009, 1.5050 $/€ in the 3rd quarter 2008, 1.3632 $/€ in the 2nd quarter 2009, 1.3665 $/€ for the first nine months of 2009 and 1.5217 $/€ for the first nine months of 2008.

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of adjustments and, from 2009, selected items related to Sanofi-Aventis. Total’s net income (Group share) for the 3nd quarter 2009 was 1,923 M€.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on November 3, 2009 to review the Group’s third quarter 2009 results.
Adjusted net income was 1,869 million euros (M€), a decrease of 54% compared to the third quarter 2008 and an increase of 9% compared to second quarter 2009.
Commenting on the results, CEO Christophe de Margerie said :
« In the third quarter, the average Brent price increased to 68 $/b. However, spot gas prices and refining margins reached very low levels, reflecting the sharp decline in demand and the resulting oversupply. The Chemicals segment benefited from a small improvement in margins.
In this mixed environment, Total’s adjusted net income was 2.7 billion dollars, an increase of 14% compared to the second quarter 2009. Compared to the third quarter 2008, when oil prices hit record highs, the Group’s results are down 56%, but, once again, they show resilience that is among the best of the peer group. In the third quarter 2009, the Group generated net cash flow of 3 billion dollars and reduced its gearing to 21%.
In the Upstream, Total’s production is back on track with growth of 3% from the second quarter to 2,243 kboe/d, thanks in particular to the ramp up of Akpo in Nigeria and Tahiti in the Gulf of Mexico as well as the start-up of Tyrihans in Norway, Tombua Landana in Angola and Qatargas 2 Train B. The mid-October start-up of Yemen LNG completes the Group’s objective to start up its 2009 major projects.
Total is also pursuing the development of new fields and took decisive steps during the quarter on projects in Bolivia, Algeria and Thailand. The recent agreement with KazMunaïGas in the Caspian Sea, like the one signed with Novatek in Russia in the previous quarter, also illustrates the Group’s ability to create partnerships and to participate in the development of new resources by leveraging its technical expertise and its capacity for investment. At the same time, the Upstream segment is continuing to actively implement cost reduction programs targeting its fixed costs and the projected cost of its investments.
In the Downstream segment, refining is faced with a very difficult environment. We are working to reduce costs and restore the profitability of this activity. In the Chemicals segment, the benefits of our restructuring efforts can be seen in the sequential improvement in the results despite an environment that remains difficult.
Total is determined to pursue its strategy of profitable and responsible growth, while reaffirming the priority of safety and the environment. Combining the key elements of reliability and safety in our operations and production growth with cost reduction will allow us to successfully implement our strategy.
w w w

• Key figures4

			3Q09				9M09
			vs	in millions of euros			vs
3Q09	2Q09	3Q08	3Q08	except earnings per share and number of shares	9M09	9M08	9M08

33,628	31,430	48,849	-31%	Sales	95,099	141,262	-33%
3,510	3,044	8,083	-57%	Adjusted operating income from business segments	10,169	22,988	-56%
1,808	1,678	4,063	-56%	Adjusted net operating income from business segments	5,536	11,019	-50%
1,501	1,451	2,899	-48%	• Upstream	4,434	8,729	-49%
146	156	901	-84%	• Downstream	902	1,799	-50%
161	71	263	-39%	• Chemicals	200	491	-59%
1,869	1,721	4,070	-54%	Adjusted net income	5,703	11,047	-48%
0.84	0.77	1.81	-54%	Adjusted fully-diluted earnings per share (euros)	2.55	4.91	-48%
2,236.8	2,235.6	2,244.3	—	Fully-diluted weighted-average shares (millions)	2,235.9	2,250.4	-1%
1,923	2,169	3,050	-37%	Net income (Group share)	6,382	11,384	-44%
3,256	3,634	3,371	-3%	Investments[5]	9,825	8,882	+11%
3,169	3,575	3,195	-1%	Investments including net investments in equity affiliates and non-consolidated companies[5]	9,584	7,879	+22%
807	858	718	+12%	Divestments	2,137	1,642	+30%
4,538	1,939	7,338	-38%	Cash flow from operations	10,471	14,576	-28%
3,454	3,237	5,642	-39%	Adjusted cash flow from operations	10,063	14,771	-32%

			3Q09				9M09
			vs	in millions of dollars [6]			vs
3Q09	2Q09	3Q08	3Q08	except earnings per share and number of shares	9M09	9M08	9M08

48,098	42,845	73,518	-35%	Sales	129,953	214,958	-40%
5,020	4,150	12,165	-59%	Adjusted operating income from business segments	13,896	34,981	-60%
2,586	2,287	6,115	-58%	Adjusted net operating income from business segments	7,565	16,768	-55%
2,147	1,978	4,363	-51%	• Upstream	6,059	13,283	-54%
209	213	1,356	-85%	• Downstream	1,233	2,738	-55%
230	97	396	-42%	• Chemicals	273	747	-63%
2,673	2,346	6,125	-56%	Adjusted net income	7,793	16,810	-54%
1.20	1.05	2.73	-56%	Adjusted fully-diluted earnings per share (dollars)	3.49	7.47	-53%
2,236.8	2,235.6	2,244.3	—	Fully-diluted weighted-average shares (millions)	2,235.9	2,250.4	-1%
2,750	2,957	4,590	-40%	Net income (Group share)	8,721	17,323	-50%
4,657	4,954	5,073	-8%	Investments[5]	13,426	13,516	-1%
4,533	4,873	4,808	-6%	Investments including net investments in equity affiliates and non-consolidated companies[5]	13,097	11,989	+9%
1,154	1,170	1,081	+7%	Divestments	2,920	2,499	+17%
6,491	2,643	11,044	-41%	Cash flow from operations	14,309	22,180	-35%
4,940	4,413	8,491	-42%	Adjusted cash flow from operations	13,751	22,477	-39%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items affecting operating income and excluding Total’s equity share of adjustments and, from 2009, selected items related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17.

[5]	including acquisitions.

[6]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

• Third quarter 2009 results
> Operating income
In the third quarter 2009, the Brent price averaged 68.1 $/b, a decrease of 41% compared to the third quarter 2008 and an increase of 15% compared to the second quarter 2009. The TRCV European refining margin indicator fell to 6.6 $/t on average in the third quarter 2009, a decrease of 85% compared to the third quarter 2008 and 47% compared to the second quarter 2009.
The euro-dollar exchange rate averaged 1.43 $/€ in the third quarter 2009 compared to 1.51 $/€ in the third quarter 2008 and 1.36 $/€ in the second quarter 2009.
In this environment, the adjusted operating income from the business segments was 3,510 M€, a decrease of 57% compared to the third quarter 20087. Expressed in dollars, the decrease was 59%.
The effective tax rate8 for the business segments was 57% in the third quarter 2009 compared to 56% in the third quarter 2008.
Adjusted net operating income from the business segments was 1,808 M€ compared to 4,063 M€ in the third quarter 2008, a decrease of 56%.
Expressed in dollars, adjusted net operating income from the business segments was 2.6 billion dollars (B$), a decrease of 58% compared to the third quarter 2008.
> Net income
Adjusted net income was 1,869 M€ compared to 4,070 M€ in the third quarter 2008, a decrease of 54%. Expressed in dollars, adjusted net income decreased by 56%. It excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustments and selected items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 122 M€ in the third quarter 2009 and a negative effect of 752 M€ in the third quarter 2008.
•	The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of 70 M€ in the third quarter 2009. The adjustments related to Sanofi-Aventis had a negative impact of 78 M€ in the third quarter 2008.
•	Other special items had a positive impact on net income of 2 M€ in the third quarter 2009. In the third quarter 2008, other special items had a negative impact on net income of 190 M€[9].
Reported net income (Group share) was 1,923 M€ compared to 3,050 M€ in the third quarter 2008.
The effective tax rate for the Group was 56.5% in the third quarter 2009.
The Group did not buy back shares in the third quarter 2009.
Adjusted fully-diluted earnings per share, based on 2,236.8 million fully-diluted weighted-average shares, was 0.84 euros compared to 1.81 euros in the third quarter 2008, a decrease of 54%.
Expressed in dollars, adjusted fully-diluted earnings per share fell by 56% to $1.20.

[7]	special items affecting operating income from the business segments had a negative impact of 9 M€ in the 3rd quarter 2009 and no impact in the 3rd quarter 2008.

[8]	defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[9]	detail shown on page 17.

> Investments — divestments10
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were 3.1 B€ (4.4 B$) in the third quarter 2009 compared to 2.8 B€ (4.2 B$) in the third quarter 2008.
Acquisitions were 58 M€ in the third quarter 2009.
Asset sales in the third quarter 2009 were 702 M€, consisting essentially of Sanofi-Aventis shares.
Net investments11 were 2.4 B€ (3.5 B$) in the third quarter 2009 compared to 2.7 B€ (4.0 B$) in the third quarter 2008.
> Cash flow
Cash flow from operating activities was 4,538 M€ in the third quarter 2009 compared to 7,338 M€ in the third quarter 2008. The 38% decrease was mainly due to the decrease in net income and a decrease in working capital requirements in the third quarter 2009 that was smaller than the decrease in working capital requirements in the third quarter 2008.
Adjusted cash flow12 was 3,454 M€, a decrease of 39% compared to third quarter 2008. Expressed in dollars, adjusted cash flow was 4.9 B$, a decrease of 42%.
Net cash flow 13 for the Group was 2,089 M€ compared to 4,685 M€ in the third quarter 2008. Expressed in dollars, net cash flow for the Group was 3.0 B$ in the third quarter 2009.

[10]	detail shown on page 18.

[11]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

[12]	cash flow from operations at replacement cost before changes in working capital.

[13]	net cash flow = cash flow from operations + divestments - gross investments.

• Results for the first nine months 2009
> Operating income
Compared to the first nine months of 2008, the oil environment in the first nine months of 2009 was marked by a 48% decrease in the average price of Brent to 57.3 $/b. The TRCV European refining margin indicator fell by 51% to 17.9 $/t. The euro-dollar exchange rate was 1.37 $/€ in the first nine months of 2009 compared to 1.52 $/€ in the first nine months of 2008.
In this context, the adjusted operating income from the business segments was 10,169 M€, a decrease of 56% compared to the first nine months of 200814. Expressed in dollars, adjusted operating income from the business segments was 13.9 B$, a decrease of 60% compared to the first nine months of 2008.
The effective tax rate15 for the business segments was 55% in the first nine months of 2009 compared to 58% in the first nine months of 2008, reflecting mainly the lower tax rate in the Upstream.
Adjusted net operating income from the business segments was 5,536 M€ compared to 11,019 M€ in the first nine months of 2008, a decrease of 50%. The smaller decrease, relative to the one in adjusted operating income, is essentially due to the lower effective tax rate between the two periods and a more limited decrease in the contribution from equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments fell by 55%.
> Net income
Adjusted net income decreased by 48% to 5,703 M€ in the first nine months of 2009 from 11,047 M€ in the first nine months of 2008. It excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustments and selected items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 1,237 M€ in the first nine months of 2009 compared to a positive impact of 676 M€ in the first nine months of 2008.
•	The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of 252 M€ in the first nine months of 2009. The adjustments related to Sanofi-Aventis had a negative impact on net income of 227 M€ in the first nine months of 2008.
•	Other special items had a negative impact on net income of 306 M€ in the first nine months of 2009 compared to a negative impact of 112 M€ in the first nine months of 2008[16].
Reported net income (Group share) was 6,382 M€ compared to 11,384 M€ in the first nine months of 2008.
The effective tax rate for the Group was 55% in the first nine months of 2009.
The Group did not buy back shares in the first nine months of 2009. On September 30, 2009, there were 2,239.7 million fully-diluted shares compared to 2,238.3 million fully-diluted shares on September 30, 2008.
Adjusted fully-diluted earnings per share, based on 2,235.9 million weighted-average shares was 2.55 euros compared to 4.91 euros in the first nine months of 2008, a decrease of 48%.
Expressed in dollars, the adjusted fully-diluted earnings per share was 3.49 compared to 7.47 in the first nine months of 2008, a decrease of 53%.

[14]	special items affecting operating income from the business segments had a negative impact of 300 M€ in the first nine months of 2009 and no impact in the first nine months of 2008.

[15]	defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[16]	detail shown on page 17.

> Investments — divestments17
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were 9.0 B€ (12.2 B$) in the first nine months of 2009 compared to 7.4 B€ (11.2 B$) in the first nine months of 2008.
Acquisitions were 631 M€ in the first nine months of 2009.
Asset sales in the first nine months of 2009 were 1,842 M€, consisting essentially of Sanofi-Aventis shares.
Net investments18 were 7.7 B€ in the first nine months of 2009, slightly higher than the 7.2 B€ in the first nine months of 2008. Expressed in dollars, net investments in the first nine months of 2009 were 10.5 B$, a decrease of 5% compared to the 11 B$ of net investments in the first nine months of 2008.
> Cash flow
Cash flow from operating activities was 10,471 M€, a decrease of 28% compared to the first nine months of 2008, essentially due to the decrease in net income.
Adjusted cash flow19 was 10,063 M€, a decrease of 32%. Expressed in dollars, adjusted cash flow was 13.8 B$, a decrease of 39%.
Net cash flow20 for the Group was 2,783 M€ compared to 7,336 M€ in the first nine months of 2008. Expressed in dollars, net cash flow for the Group was 3.8 B$ in the first nine months of 2009.
The net-debt-to-equity ratio was 20.8% on September 30, 2009 compared to 24.7% on June 30, 2009 and 15.4% on September 30, 200821.

[17]	detail shown on page 18.

[18]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

[19]	cash flow from operations at replacement cost before changes in working capital.

[20]	net cash flow = cash flow from operations + divestments - gross investments.

[21]	detail shown on page 19.

• Analysis of business segment results
Upstream
> Environment — liquids and gas price realizations*

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08		9M09	9M08	9M08

68.1	59.1	115.1	-41%	Brent ($/b)	57.3	111.1	-48%
65.1	54.8	107.8	-40%	Average liquids price ($/b)	53.7	104.4	-49%
4.89	4.71	8.05	-39%	Average gas price ($/Mbtu)	5.20	7.31	-29%
50.7	44.2	83.9	-40%	Average hydrocarbons price ($/boe)	44.5	80.4	-45%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Total’s average realized liquids price decreased by 40% and 49%, respectively, in the third quarter and the first nine months of 2009 compared to the same periods in 2008, in line with the changes in the price of Brent.
The average realized price for Total’s natural gas decreased by 39% in the third quarter 2009 compared to the third quarter 2008 and by 29% in the first nine months of 2009 compared to the first nine months of 2008.
> Production

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Hydrocarbon production	9M09	9M08	9M08

2,243	2,182	2,231	+1%	Combined production (kboe/d)	2,249	2,336	-4%
1,379	1,328	1,409	-2%	• Liquids (kb/d)	1,373	1,463	-6%
4,726	4,686	4,471	+6%	• Gas (Mcf/d)	4,789	4,743	+1%
Hydrocarbon production was 2,243 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2009, an increase of 0.5% compared to the third quarter 2008 and 2.8% compared to the second quarter 2009. Compared to the third quarter 2008, production increased mainly as a result of :
•	+5% for ramp-ups and start-ups of new fields net of the normal decline,
•	+1% for the price effect[22],
•	-2.5% for OPEC reductions and lower gas demand linked to the economic recession,
•	-1% for disruptions in Nigeria related to security issues,
•	-2% for changes in the portfolio, mainly in Venezuela and Libya.
In the first nine months of 2009, hydrocarbon production was 2,249 kboe/d, a decrease of 3.7% compared to the first nine months of 2008, mainly as a result of :
•	+1.5% for ramp-ups and start-ups of new fields net of the normal decline,
•	+2% for the price effect[22],
•	-3% for OPEC reductions and lower gas demand,
•	-1.5% for disruptions in Nigeria related to security issues
•	-2.5% for changes in the portfolio, essentially in Venezuela and Libya.

[22]	impact of changing hydrocarbon prices on entitlement volumes.

> Results

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	in millions of euros	9M09	9M08	9M08

3,236	2,843	6,525	-50%	Adjusted operating income*	8,971	19,912	-55%
1,501	1,451	2,899	-48%	Adjusted net operating income*	4,434	8,729	-49%
190	176	368	-48%	• includes income from equity affiliates	593	967	-39%
2,512	2,664	2,480	+1%	Investments	7,426	6,734	+10%
87	105	188	-54%	Divestments	321	860	-63%
2,854	1,943	3,732	-24%	Cash flow from operating activities	7,375	11,626	-37%
2,939	2,550	3,715	-21%	Adjusted cash flow	8,168	11,464	-29%

*	detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 1,501 M€ in the third quarter 2009 compared to 2,899 M€ in the third quarter 2008, a decrease of 48%.
Expressed in dollars, adjusted net operating income for the Upstream segment decreased by 51%, reflecting essentially the impact of lower hydrocarbon prices compared to the third quarter 2008.
Compared to the third quarter 2008, the decrease in income from equity affiliates was driven principally by lower results from Nigeria LNG.
The effective tax rate for the Upstream segment was 59% compared to 58% in the second quarter 2009 and 62% in the third quarter 2008.
Over the first nine months of 2009, adjusted net operating income for the Upstream segment was 4,434 M€ compared to 8,729 M€ in the first nine months of 2008, a decrease of 49%.

Expressed in dollars, adjusted net operating income for the Upstream segment was 6.1 B$, a 54% decrease compared to the first nine months of 2008, essentially due to lower hydrocarbon prices.
The return on average capital employed (ROACE 23) for the Upstream segment for the twelve months ended September 30, 2009 was 20% compared to 25% for the twelve months ended June 30, 2009 and 36% for the full year 2008.

[23]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Downstream
> Refinery throughput and utilization rates*

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08		9M09	9M08	9M08

2,142	2,175	2,393	-10%	Total refinery throughput (kb/d)	2,184	2,360	-7%
828	925	1,013	-18%	• France	882	959	-8%
1,045	1,024	1,168	-11%	• Rest of Europe	1,052	1,130	-7%
269	226	212	+27%	• Rest of world	250	271	-8%
				Utilization rates
78%	79%	89%		• Based on crude only	79%	87%
82%	84%	92%		• Based on crude and other feedstock	84%	91%

*     includes share of CEPSA.
In the third quarter 2009, refinery throughput decreased by 10% compared to the third quarter 2008 and by 2% compared to the second quarter 2009.
The third quarter 2009 was affected by scheduled refinery turnarounds at Vlissingen and Normandy. Also, during the quarter, several refineries elected to reduce throughput to adjust to economic conditions.
Scheduled turnarounds and voluntary throughput reductions in the third quarter 2009 reduced the utilization rate based on crude and other feedstock to 82% from 92% in the third quarter 2008.
> Results

			3Q09				9M09
			vs	in millions of euros			vs
3Q09	2Q09	3Q08	3Q08	except TRCV refining margins	9M09	9M08	9M08

6.6	12.4	45.0	-85%	European refining margin indicator — TRCV ($/t)	17.9	36.6	-51%
83	141	1,215	-93%	Adjusted operating income*	1,015	2,457	-59%
146	156	901	-84%	Adjusted net operating income*	902	1,799	-50%
75	28	39	+92%	• includes income from equity affiliates	136	56	x2.4
607	825	638	-5%	Investments	1,927	1,446	+33%
23	26	46	-50%	Divestments	85	198	-57%
944	(28)	2,731	-65%	Cash flow from operating activities	2,564	2,508	+2%
229	239	1,466	-84%	Adjusted cash flow	1,402	2,609	-46%

*	detail of adjustment items shown in business segment information.
The TRCV European refining margin indicator averaged 6.6 $/t in the third quarter 2009, a decrease of 85% compared to the third quarter 2008. For the first nine months of 2009, the TRCV European refining margin indicator averaged 17.9 $/t, a decrease of 51% compared to the same period last year.
Adjusted net operating income for the Downstream segment was 146 M€ in the third quarter 2009, a decrease of 84% compared to the third quarter 2008, reflecting essentially the sharp decrease in refining margins.

Expressed in dollars, adjusted net operating income for the Downstream segment was 209 M$, a decrease of 85% compared to the third quarter 2008.
Adjusted net operating income for the Downstream segment in the first nine months of 2009 was 902 M€, a decrease of 50% compared to the first nine months of 2008.

Expressed in dollars, adjusted net operating income for the Downstream segment was 1.2 B$ in the first nine months of 2009, a decrease of 55% compared to the first nine months of 2008, reflecting essentially the unfavorable refining environment.
The ROACE24 for the Downstream segment for the twelve months ended September 30, 2009 was 13% compared to 18% for the twelve months ended June 30, 2009 and 20% for the full year 2008.

[24]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Chemicals

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	in millions of euros	9M09	9M08	9M08

3,892	3,684	5,431	-28%	Sales	10,794	16,138	-33%
2,326	2,164	3,675	-37%	• Base chemicals	6,266	10,727	-42%
1,566	1,520	1,756	-11%	• Specialties	4,528	5,411	-16%
191	60	343	-44%	Adjusted operating income*	183	619	-70%
161	71	263	-39%	Adjusted net operating income*	200	491	-59%
53	19	176	-70%	• Base chemicals	32	214	-85%
111	58	89	+25%	• Specialties	185	284	-35%
112	115	212	-47%	Investments	406	597	-32%

13	8	14	-7%	Divestments	27	33	-18%

300	280	14	x21	Cash flow from operating activities	758	(19)	na

244	114	352	-31%	Adjusted cash flow	224	770	-71%

*	detail of adjustment items shown in business segment information.
In the third quarter 2009, the environment for the Chemicals segment continued to be affected by weak demand in Europe and North America, but margins for the Petrochemicals increased from the levels of the previous quarter.
In the third quarter 2009, sales for the Chemicals segment were 3.9 B€.
Adjusted net operating income for the Chemicals segment was 161 M€ in the third quarter 2009, a decrease of 39% compared to the third quarter 2008 but more than double the level of the second quarter 2009. The sequential improvement reflects improved margins and lower costs in both the Petrochemicals and the Specialties.
In the first nine months of 2009, adjusted net operating income for the Chemicals segment was 200 M€ compared to 491 M€ for the same period in 2008, a decrease of 59% that resulted from significantly weaker demand in Europe and North America.
The ROACE25 for the Chemicals segment for the twelve months ended September 30, 2009 was 5% compared to 7% for the twelve months ended June 30, 2009 and 9% for the full year 2008.

[25]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

• Summary and outlook
The ROACE for the twelve months ended September 30, 2009 was 15% for the Group and 16% for the business segments. The ROACE at the Group level was 19% for the twelve months ended June 30, 2009 and 26% for the full year 2008.
Return on equity for the twelve months ended September 30, 2009 was 17.5%.
Investments26 in the business segments, excluding acquisitions, were 12.2 B$ through September 2009, in line with the 2009 budget of 18 B$ for the full year. The net-debt-to-equity-ratio was 20.8% at September 30, 2009 compared to 24.7% at the end of the previous quarter.
Following the July 30, 2009 approval by the Board of Directors, Total will pay the 2009 interim dividend of 1.14 € per share on November 18, 200927.
Since the start of the fourth quarter 2009, the dollar has continued to fall against the euro, while oil prices have continued to rise, lifted by expectations for an economic recovery, the onset of the winter heating season in the northern hemisphere and the perception of a tight supply-demand balance in the medium term.
Despite modest improvement in diesel margins, European refining margins remain at very weak levels, requiring the Group to maintain voluntary throughput reductions.
In the Upstream, with the start-up of Yemen LNG in mid-October, the Group’s production in the coming months should reflect the ongoing ramp-up from the major projects started up in 2009 and maintenance levels normally below that of the third quarter.
To provide for production growth over the medium term, Total is continuing to prepare its next wave of projects, including Surmont Phase 2 in Canada, CLOV in Angola and Laggan-Tormore in the UK, for which it expects to make final investment decisions in the coming quarters.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 367 9453 in Europe or +1 866 907 5928 in the U.S. (access code : Total). For a replay through November 12, please consult the website or call +44 (0)207 107 0686 in Europe or 1 877 642 3018 in the US (code : 264 973).

[26]	includes net investments in equity affiliates and non-consolidated companies.

[27]	the ex-dividend date for the 2009 interim dividend is November 13 and the payment date is November 18, 2009; for the ADR (NYSE :TOT) the ex-dividend date is November 9.

The September 30, 2009 notes to the condensed consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.

The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.

In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the adjustments and, from 2009, selected items related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Operating information by segment
Third quarter and first nine months 2009
• Upstream

				3Q09					9M09
				vs	Combined liquids and gas				vs
3Q09	2Q09	3Q08		3Q08	production by region (kboe/d)	9M09	9M08		9M08

569	574	553		+3%	Europe	609	593		+3%
762	713	747	*	+2%	Africa	739	795	*	-7%
31	13	13		x2.4	North America	18	14		+29%
259	248	247		+5%	Far East	254	248		+2%
419	420	430		-3%	Middle East	419	433		-3%
183	193	218	*	-16%	South America	187	227	*	-18%
20	21	23		-13%	Rest of world	23	26		-12%

2,243	2,182	2,231		+1%	Total production	2,249	2,336		-4%

351	342	398		-12%	Includes equity and non-consolidated affiliates	348	404		-14%

*	restated to reclassify Total’s 48.83% share of CEPSA’s production in Colombia.

				3Q09					9M09
				vs					vs
3Q09	2Q09	3Q08		3Q08	Liquids production by region (kb/d)	9M09	9M08		9M08

279	275	288		-3%	Europe	291	295		-1%
647	600	627	*	+3%	Africa	627	666	*	-6%
27	11	10		x2.7	North America	16	11		+45%
33	33	28		+18%	Far East	34	28		+21%
300	310	330		-9%	Middle East	308	332		-7%
79	87	115	*	-31%	South America	84	119	*	-29%
14	12	11		+27%	Rest of world	13	12		+8%

1,379	1,328	1,409		-2%	Total production	1,373	1,463		-6%

286	289	344		-17%	Includes equity and non-consolidated affiliates	289	350		-17%

*	restated to reclassify Total’s 48.83% share of CEPSA’s production in Colombia.

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Gas production by region (Mcf/d)	9M09	9M08	9M08

1,580	1,639	1,442	+10%	Europe	1,733	1,618	+7%
583	580	621	-6%	Africa	572	659	-13%
19	9	12	+58%	North America	12	18	-33%
1,276	1,215	1,210	+5%	Far East	1,238	1,222	+1%
657	609	552	+19%	Middle East	614	560	+10%
575	585	569	+1%	South America	570	589	-3%
36	49	65	-45%	Rest of world	50	77	-35%

4,726	4,686	4,471	+6%	Total production	4,789	4,743	+1%

355	285	290	+22%	Includes equity and non-consolidated affiliates	314	293	+7%

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Liquefied natural gas	9M09	9M08	9M08

2.12	2.12	2.32	-9%	LNG sales* (Mt)	6.34	6.90	-8%

*	sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; data from 2008 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2008 SEC coefficient.
• Downstream

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	Refined products sales by region (kb/d)*	9M09	9M08	9M08

2,014	1,979	2,161	-7%	Europe	2,055	2,102	-2%
278	272	279	—	Africa	276	279	-1%
164	161	136	+21%	Americas	171	170	+1%
134	148	147	-9%	Rest of world	137	145	-6%

2,590	2,560	2,723	-5%	Total consolidated sales	2,639	2,696	-2%

887	1,092	992	-11%	Trading	993	964	+3%

3,477	3,652	3,715	-6%	Total refined product sales	3,632	3,660	-1%

*	includes share of CEPSA

Adjustment items
• Adjustments to operating income from business segments

3Q09	2Q09	3Q08	in millions of euros	9M09	9M08

			Special items affecting operating income from the
(9)	(188)	—	business segments	(300)	—

—	—	—	• Restructuring charges	—	—
(3)	(105)	—	• Impairments	(108)	—
(6)	(83)	—	• Other	(192)	—

214	1,065	(1,193)	Pre-tax inventory effect : FIFO vs. replacement cost	1,756	869

205	877	(1,193)	Total adjustments affecting operating income from the business segments	1,456	869

• Adjustments to net income (Group share)

3Q09	2Q09	3Q08	in millions of euros	9M09	9M08

2	(221)	(190)	Special items affecting net income (Group share)	(306)	(112)

46	28	50	• Gain on asset sales	87	197
(7)	(99)	(4)	• Restructuring charges	(112)	(48)
(2)	(71)	(34)	• Impairments	(73)	(34)
(35)	(79)	(202)	• Other	(208)	(227)

(70)	(119)	(78)	Equity shares of adjustments and, from 2009, selected items related to Sanofi-Aventis*	(252)	(227)

122	788	(752)	After-tax inventory effect : FIFO vs. replacement cost	1,237	676

54	448	(1,020)	Total adjustments to net income	679	337

*	based on Total’s share in Sanofi-Aventis of 8.6% at 9/30/2009, 9.7% at 6/30/2009, and 12.4% at 9/30/2008.
Effective tax rates

3Q09	2Q09	3Q08	Effective tax rate*	9M09	9M08

59.3%	58.3%	61.7%	Upstream	58.6%	61.8%
56.5%	55.9%	55.9%	Group	54.8%	57.6%

*	tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	in millions of euros	9M09	9M08	9M08

3,111	3,095	2,774	+12%	Investments excluding acquisitions*	8,953	7,363	+22%

227	154	212	+7%	• Capitalized exploration	609	589	+3%
187	23	(56)	na	• Net investments in equity affiliates and non-consolidated companies	435	(466)	na

58	480	421	-86%	Acquisitions	631	516	+22%

3,169	3,575	3,195	-1%	Investments including acquisitions*	9,584	7,879	+22%

702	781	524	+34%	Asset sales	1,842	719	x2.6

2,449	2,776	2,653	-8%	Net investments **	7,688	7,240	+6%

			3Q09				9M09
			vs				vs
3Q09	2Q09	3Q08	3Q08	expressed in millions of dollars***	9M09	9M08	9M08

4,450	4,219	4,175	+7%	Investments excluding acquisitions*	12,234	11,204	+9%

325	210	319	+2%	• Capitalized exploration	832	896	-7%
267	31	(84)	na	• Net investments in equity affiliates and non-consolidated companies	594	(709)	na

83	654	634	-87%	Acquisitions	862	785	+10%

4,533	4,873	4,809	-6%	Investments including acquisitions*	13,097	11,989	+9%

1,004	1,065	789	+27%	Asset sales	2,517	1,094	x2.3

3,503	3,784	3,993	-12%	Net investments **	10,506	11,017	-5%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period

Net-debt-to-equity ratio

in millions of euros	9/30/2009	6/30/2009	9/30/2008

Current borrowings	6,012	7,916	5,378
Net current financial assets	(160)	(123)	(230)
Non-current financial debt	19,146	19,640	16,347
Hedging instruments of non-current debt	(983)	(875)	(406)
Cash and cash equivalents	(13,775)	(14,299)	(13,231)

Net debt	10,240	12,259	7,858

Shareholders equity	49,620	51,299	50,801
Estimated dividend payable*	(1,273)	(2,541)	(920)
Minority interests	959	963	1,001

Equity	49,306	49,721	50,882

Net-debt-to-equity ratio	20.8%	24.7%	15.4%

*	for 9/30/09, based on a 2009 dividend equal to the dividend paid in 2008 (2.28 €/share), after deducting the interim dividend of 1.14 € per share approved by the Board of Directors on July 30, 2009.
2009 Sensitivities*

Impact on adjusted
			Impact on adjusted	net operating
	Scenario	Change	operating income(e)	income(e)

Dollar	1.30 $/€	+0.1 $ per	€-1.3 B€	-0.7 B€

Brent	60 $/b	+1 $/b	+0.32 B€ / 0.42 B$	+0.15 B€ / 0.20 B$

European refining margins TRCV	30 $/t	+1 $/t	+0.08 B€ / 0.11 B$	+0.06 B€ / 0.07 B$

*	sensitivities revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 75% and 65% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
• For the twelve months ended September 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	6,429	1,672	377	8,478	9,096
Capital employed at 9/30/2008*	30,184	12,649	8,107	50,940	58,165
Capital employed at 9/30/2009*	35,514	13,513	6,845	55,872	61,030

ROACE	19.6%	12.8%	5.0%	15.9%	15.3%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 121 M€ pre-tax at 9/30/2008

***	capital employed for the Group adjusted for the amount of the interim dividend payable approved in July 2009 (2,544 M€).
• For the twelve months ended June 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	7,827	2,427	479	10,733	11,388
Capital employed at 6/30/2008*	26,676	13,491	7,394	47,561	56,107
Capital employed at 6/30/2009*	35,385	13,939	6,915	56,239	62,294

ROACE	25.2%	17.7%	6.7%	20.7%	19.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 126 M€ pre-tax at 6/30/2008.
• For the twelve months ended September 30, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	11,298	2,345	578	14,221	14,915
Capital employed at 9/30/2007*	26,863	11,446	7,305	45,614	53,243
Capital employed at 9/30/2008*	30,184	12,649	8,107	50,940	58,165

ROACE	39.6%	19.5%	7.5%	29.5%	26.8%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 139 M€ pre-tax at 9/30/2007 and 121 M€ pre-tax at 9/30/2008.

***	capital employed for the Group adjusted for the amount of the interim dividend payable approved in September 2008 (2,545 M€).